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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. ______)*


                           Regal International, Inc.
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                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
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                         (Title of Class of Securities)

                                  758819-10-6
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                                 (CUSIP Number)

                                  Ira F. Levy
                     Goins, Underkofler, Crawford & Langdon
            1601 Elm Street, #3300, Dallas, TX 75201 (214) 969-5454
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               February 19, 1996
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /xx/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                    EXHIBIT INDEX IS LOCATED ON PAGE 7 OF 32


                                  Page 1 of 32
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                                  SCHEDULE 13D

CUSIP NO. 758819-10-6                                        PAGE 2 OF 32 PAGES

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   China Strategic Holdings Limited
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2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) / /
                                                                        (b) /X/
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3  SEC USE ONLY

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4  SOURCE OF FUNDS*

   Category of Source = 00
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5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                       / /
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6 CITIZENSHIP OR PLACE OF ORGANIZATION

  Hong Kong
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 NUMBER OF   7  SOLE VOTING POWER

  SHARES        447,019,868 shares
            -------------------------------------------------------------------
BENEFICIALLY 8  SHARED VOTING POWER

 OWNED BY       not applicable
            -------------------------------------------------------------------
   EACH      9  SOLE DISPOSITIVE POWER

 REPORTING      447,019,868 shares
            -------------------------------------------------------------------
  PERSON    10  SHARED DISPOSITIVE POWER

   WITH         not applicable
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11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    447,019,868 Shares
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12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

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13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    84% of aggregate shares outstanding after conversion of Convertible Note.
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14  TYPE OF REPORTING PERSON*

    CO
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
                                                                         2 of 7



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                                  SCHEDULE 13D

CUSIP NO. 758819-10-6

                            REGAL INTERNATIONAL, INC.

ITEM 1. SECURITY AND ISSUER

        This statement relates to the Common Stock, par value $.01 per share ("COMMON STOCK") of Regal International, Inc. ("REGAL"). Regal's principal executive offices are located at Highway 31 East, P. O. Box 1237, Corsicana, Texas 75151.

ITEM 2. INDEMNITY AND BACKGROUND

        (a)    Name:
               China Strategic Holdings Limited

        (b)    Principal Business:
               Investment Holding Company

        (c)    Address of Principal Office:
               52/F Bank of China Tower
               1 Garden Road
               Hong Kong

        (d) During the last five (5) years, neither China Strategic Holdings Limited ("CSH") nor any of its directors or officers have been convicted in a criminal proceeding.

        (e) During the last five (5) years, neither CSH nor any of its directors or officers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to judgment, decree or final order enjoining future violations of a prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        CSH is the holder of a $13.5 million Convertible Note, the principal of which is convertible into 447,019,868 shares of Common Stock (the "CONVERTIBLE NOTE"). CSH acquired the Convertible Note in exchange for its transfer to Regal of all the outstanding shares of capital stock of Acewin Profits Limited ("ACEWIN"). Acewin is the owner of a fifty-four percent (54%) interest in Wuxi CSI Vibration Isolator Co., Ltd. ("WUXI"). CSH and Acewin established Wuxi in 1993, together with Wuxi Vibration Isolator Co. to purchase the business and factory of a manufacturer of various rubber-metal isolators (shock absorbers), metal bellow and dampening material in mainland China.

ITEM 4. PURPOSE OF TRANSACTION

        The acquisition of the Convertible Note was the result of a commercial transaction. If CSH elects to convert the Convertible Note into shares of Common Stock in the future, the shares will be acquired for investment purposes and with a view to acquiring effective control of Regal. It is the desire and intentions of CSH that Wuxi's business will expand, thereby increasing the value of the Regal Common Stock. CSH also intends to assist Regal in its attempt to list the shares of Common Stock for trading on a national exchange and to improve its image in the investment community.

        CSH has entered into preliminary negotiations with Harlequin Investment Holdings Limited ("HARLEQUIN") to acquire a significant portion of Harlequin at the same price as the conversion price of the Convertible Note. No definitive agreement has been executed between CSH and Harlequin as of the date hereof. Harlequin currently owns 44,952,082 shares of Common Stock (54.9% of the currently outstanding shares).

ITEM 5. INTEREST IN SECURITIES OF ISSUER

        a) CSH is the beneficial owner of 447,019,868 shares of Common Stock, having the right to acquire such shares upon the conversion of the Convertible Note. Such shares of Common Stock would represent 84.5% of the total shares of Common Stock outstanding after such conversion. The percentage set forth in this
Item 5 is based upon a total of 81,806,198 shares outstanding at January 1, 1996 and the addition of 447,019,868 shares upon conversion of the Convertible Note.

        b) CSH has the power to dispose of the Convertible Note and will have the power to dispose and vote the shares of Common Stock received upon conversion of the Convertible Note.

        c) Within the past sixty (60) days, CSH has not disposed of any shares of Common Stock.

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        d) Not applicable.

        e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        On February 1995, Harlequin borrowed $200,000 from CSH (the "200,000 LOAN") and secured such loan with the pledge of a certain Promissory Note from Regal to Harlequin in the original principal amount of $1,002,604 (the "HARLEQUIN NOTE"). The Harlequin Note was subsequently converted into 20,052,082 shares of Regal Common Stock and such shares were substituted as collateral for the $200,000 Note. This Loan remains outstanding and unpaid as of the date hereof.

        On February 8, 1996, CSH loaned Harlequin the sum of $800,000 (the "$800,000 LOAN"). The $800,000 Loan is secured by the pledge by Harlequin of 26,500,000 shares of Regal Common Stock. Under the terms of the $800,000 Loan, all principal and interest will be due on April 6,1996.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

        The following documents are attached hereto and incorporated herein by reference:

Exhibit 24      Power of Attorney

Exhibit 99-1 Acquisition Agreement, dated as of February 28,1996 by and between Regal and CSH.

Exhibit 99-2 9% Convertible Promissory Note, dated as of February 13,1996, in the original principal amount of $13,500,000, executed by Regal and payable to the order of CSH.

Exhibit 99-3 Pledge Agreement, dated as of February 13,1996, executed by Regal to secure payment of the Convertible Note.

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                                   SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        DATED: March 5, 1996.

                                            CHINA STRATEGIC HOLDINGS LIMITED




                                            by:  /s/ Ira F. Levy
                                               ---------------------------------
                                                 Ira F. Levy, Attorney-in-Fact



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                                  EXHIBIT INDEX

Exhibit 24     Power of Attorney

Exhibit 99-1 Acquisition Agreement, dated as of February 28,1996 by and between Regal and CSH.

Exhibit 99-2 9% Convertible Promissory Note, dated as of February 13, 1996, in the original principal amount of $13,500,000, executed by Regal and payable to the order of CSH.

Exhibit 99-3 Pledge Agreement, dated as of February 13,1996, executed by Regal to secure payment of the Convertible Note.




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